

Mail Stop 3561

September 11, 2009

Mr. David A. DeLorenzo
President and Chief Executive Officer
Dole Food Company, Inc.
One Dole Drive
Westlake Village, CA 91362

> **RE:** **Dole Food Company, Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-161345**
> **Filed August 14, 2009**

Dear Mr. DeLorenzo:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1, filed August 14, 2009

General

1.   Prior to the effectiveness of the company's registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the Underwriters has received clearance from FINRA.

2.   Prior to effectiveness, please have a NYSE representative call the staff to confirm that your securities have been approved for listing.

3.   We will process your amendments without price ranges. As the price range you select with affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Prospectus Cover Page

4.   Revise to indicate that this is a firm commitment offering.

Summary, page 1

5.   We note your statements under Our Company indicating that the company had net income of $92 million for the last twelve months ended June 20, 2009 and that under Mr. DeLorenzo's leadership your financial results have improved. Please revise to balance this disclosure by indicating your net losses in 2007 and 2006.

6.   Please briefly expand on your debt-related Summary Risk Factors to address the company's existing debt level, and indicate the amount payable within one year compared to the company's current cash balances. Also revise to reference the cross default provisions.

Risk Factors, page 9

7.   Please revise your page 11 risk factor "The financing arrangements for the going-private merger …" to clarify whether you have been contacted by the IRS. In addition, discuss the potential amount of tax liability that could result from a potential IRS challenge. Lastly, consider adding a more detailed discussion of the basis for the potential liability later in the prospectus.

Use of Proceeds, page 21

8.   Please revise to indicate which specific indebtedness you will repay with the offering proceeds. In this respect your attention is directed to Instructions 3 and 4 to Item 504 of Regulation S-K.

Dividend Policy, page 21

9.   Please revise to disclose any dividends paid in the past two years and disclose any dividend amounts currently payable.

Selected Consolidated Financial Data, page 25

10.   We note the proposed stock split disclosed in footnote four to your Selected Consolidated Financial Data table. Please tell us when the stock split will become effective, and how you considered the guidance within SAB Topic 4:C with respect to the presentation of the split.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

11.   We note that the company has engaged, or is engaged, in several re-financings. For example you appear to have refinanced your May 2009 8.625% notes with March 2014 13.875% Senior Secured Notes. Please revise to address the impact that such re-financings will have on your annualized interest expense going forward.

Results of Operations, page 30

12.   We note that you present operating income excluding the net impact of unrealized hedging activity and gains on asset sales. You have not included this measure in the explanation and reconciliation of your other non-GAAP measures, EBIT and Adjusted EBITDA. Please tell us how you considered the provisions of Item 10(e) of Regulation S-K in presenting this measure.

Second Quarter and First Half of 2009, page 30

13.   We note on page 39 in your analysis of fiscal 2008 income taxes that you project that you may be required to provide U.S. federal income tax and foreign withholding taxes upon the repatriation of a portion of 2009 foreign earnings. In your analysis of second quarter and first half of 2009 income taxes, please describe the impact that your projection of the repatriation of foreign earnings had on your effective tax rate.

Liquidity and Capital Resources, page 45

14.   Please revise to state the approximate amount of debt due within the next year.

15.   We note that the company had approximately $107 million in cash and cash equivalents and total current assets of $1.8 billion at June 20, 2009. It is unclear to us how much of these amounts are located in your foreign subsidiaries and subject to taxation or other restriction upon repatriation into the United States where your debt appears to be located. Please revise to address and indicate the impact that this may have on your liquidity. In this respect please also expand upon your disclosure to provide more specific, quantified, information. We direct your attention to the discussion of income taxes on page 39.

16.   We note your statement on page 46 that you:

> "believe that available borrowings under our revolving credit facility and subsidiaries' uncommitted lines of credit, together with our existing cash balances, future cash flow from operations, planned asset sales and access to capital markets will enable us to meet our working capital, capital expenditure, debt maturity and other commitments and funding requirements. Management's plan is dependent upon the occurrence of future events which will be impacted by a number of factors including the availability of refinancing, the general economic environment in which we operate, our ability to generate cash flows from our operations, and our ability to attract buyers for assets being marketed for sale."

Please revise to address the degree to which your statement relies upon your ability to refinance existing debt and/or sell assets. Generally revise to provide a more specific discussion of your near term cash obligations and ability to meet them.

Long Term Debt, page 48

17.   We believe that this section would benefit from a brief discussion of each individual material borrowing obligation or facility, including a description of the borrowing, material terms, and amounts outstanding, in addition to the more detailed discussion you currently provide. Please advise or revise.

18.   We note your discussion on page 52 indicating that if you are unable to pay off or refinance your 2010 Notes an event of default would occur which would trigger cross default provisions in other debt obligations which could potentially lead you to "seek reorganization or protection under bankruptcy or other, similar laws." Please revise to address this risk in your Summary and in the Risk Factors or advise why such revision is not necessary. Also, clarify the total amount of debt that is subject to cross default provisions.

Guarantees, Contingencies and Debt Covenants, page 50

19.   We note on page 4 that cross-default provisions exist between your senior secured
        facilities and certain indebtedness of your parent company. Please describe these
        cross-default provisions and the consequences of a default by your parent
        company on its indebtedness.

Business, page 63

20.   We note your disclosure on page 65 and elsewhere that you have been selling
        non-core and underperforming assets and using the proceeds to reduce your
        leverage. It was unclear how sustainable this strategy is, given a finite asset base.
        Please revise to address, including an indication of how much additional sales
        proceeds management expects from this strategy and the timeframe for the same.

21.   Please provide the disclosure required by Item 101(b) of Regulation S-K or
        provide the cross-reference to the financial statements as appropriate.

22.   Please provide the disclosure required by Item 101(c)(1)(i) of Regulation S-K for
        each of the last three fiscal years. Currently you only provide disclosure for the
        2008 fiscal year.

23.   Please consider revising your Environmental and Regulatory Matters discussion
        on page 70 to briefly address the Foreign Corrupt Practices Act.

Legal Proceedings, page 70

24.   We note Instruction 2 to Item 103 of Regulation S-K. Please provide the
        disclosure required by Item 103 of Regulation S-K.

Management, page 77

25.   We note your statement on page 79 that your board will make independence
        determinations with respect to existing and new members of the board based on
        the NYSE standards. It was unclear why the company was unable to make this
        determination with respect to its current board members at this time. Please
        advise.

26.   We note your risk factor disclosure indicating that you are a controlled company
        and will follow revised listing standards. Please revise to include a brief
        discussion of your listing status and indicate the impact that the revised standards
        will have on your governance structure.

Executive Compensation, page 81

27.   Please disclose the "other subjective factors" used to determine base salary for the named executive officers.

28.   We note the disclosure on page 83 as to how the incentive pool was funded. Please disclose how the incentive pool is then allocated between the named executive officers. Also, clarify whether the CFROI target is also the target used to establish the annual incentive for each named executive officer. The disclosure on page 82 refers to "annual financial performance goals." If multiple goals are used in determining the annual incentives, please provide clear disclosure as to the specific goals and the targets.

29.   It was unclear to us why the company had only four named executive officers for purposes of its Item 402 of Regulation S-K disclosures. While we note your page 78 statement that you have only four executive officers "as defined in the SEC's Rule 3b-7" your Item 401 of Regulation S-K disclosure suggests additional persons who may have policy making roles – particularly in light of the fact that they also serve as directors – or otherwise fit within the rule. Please advise or revise.

30.   We note that the cash payments relating to the One-Year Plan were included in the bonus column of the summary compensation table. It is unclear why these payments were not included as non-equity incentive plan compensation. Please revise or advise.

31.   In introducing your Pension Benefits table on page 89 you indicate that the amounts "in the table below reflect the actuarial change in present value …" The table appears to present the present value of the benefit and not a change in present value. Please advise.

Certain Relationships and Related Transactions, page 97

32.   Note 19 to the financial statements states that "the Company had a number of other transactions with Castle and other entities owned by Mr. Murdock, generally on an arms-length basis, none of which, individually or in the aggregate, were material." To the extent any of these transactions exceeded $120,000, please provide the disclosure required by Item 404 of Regulation S-K.

Underwriting, page 107

33.   On page 110 you indicate that "affiliates of certain of the underwriters are lenders and/or agents under [y]our senior secured credit facilities and [y]our unsecured line of credit." Please revise to more fully describe these relationships, including

amounts lent and outstanding, and fees/interest paid. Also, clarify whether any proceeds from the offering will be used to repay balances due to affiliates of the underwriters.

Unaudited Financial Statements for the Quarter and Half Years Ended June 20, 2009 and June 14, 2008, page F-1
Condensed Consolidated Statements of Cash Flows, page F-4

34.   Please revise to include supplemental cash flow information pursuant to paragraph 27 of SFAS 95, or tell us why you do not believe such disclosure is necessary.

Notes to Condensed Consolidated Financial Statements (Unaudited), page F-7

35.   We note that you did not disclose the details of certain asset and liability captions as of June 20, 2009, as you had as of January 3, 2009 in Note 8 to your year-end financial statements. Please tell us how you considered the guidance in Rule 10-01(a)(2) of Regulation S-X in combining of balance sheet captions related to receivables, accrued liabilities and other long-term liabilities.

Note 5 – Income Taxes, page F-9

36.   We note on page 11 that the IRS will challenge your tax treatment of the going-private merger transactions. Please disclose the challenge by the IRS and your estimate of the range of the reasonably possible changes. In addition, expand your MD&A to describe this uncertainty.

Audited Financial Statements for the Three Years Ended January 3, 2009, page F-35
Note 7 – Income Taxes, page F-49

37.   We note that you have not provided for U.S. federal income and foreign withholding taxes on approximately $2.3 billion of the excess of the amount for financial reporting over the tax basis of investments that are essentially permanent in duration. We further note, on page 39, that while you believe that such excess at January 3, 2009 will remain indefinitely invested, if significant differences arise between your anticipated and actual earnings estimates and cash flow requirements, you may be required to provide U.S. federal income tax and foreign withholding taxes on a portion of such excess. In addition, you currently project that you may be required to provide such taxes on a portion of your anticipated fiscal 2009 foreign earnings, which would result in an increase in your overall effective tax rate in 2009 versus the rate experienced by you in previous years. Please advise us of the following:

a) Tell us the factors that management considered in continuing to conclude there is sufficient evidence that you have the ability and intent to indefinitely reinvest the excess of the amount for financial reporting over the tax basis of investments in light of your disclosure that you may be required to provide taxes on a portion of such excess if significant differences in earnings arise;

b) Tell us your specific plan(s) for the continued indefinite reinvestment of the excess of the amount for financial reporting over the tax basis of investments, and whether there have been any recent changes to your plan(s) in connection with your disclosure that you may be required to provide taxes on a portion of such excess if significant differences in earnings arise, and your current projection that you may be required to provide taxes on a portion of your anticipated fiscal 2009 foreign earnings. Refer to paragraph 12 of APB 23; and

c) If it is reasonably possible that a material adjustment will occur in the near term with respect to the repatriation of the excess of the amount for financial reporting over the tax basis of investments, please revise your disclosure to reflect this potential uncertainty and quantify the range of potential changes pursuant to SOP 94-6.

Note 12 – Notes Payable and Long-Term Debt, page F-59
Covenants, page F-61

38.   We note the $20 million principal payment on the HoldCo loan that was due on June 17, 2009, and that any failure of Holdco to pay the $20 million principal payment by June 17, 2009 or any other default under the HoldCo agreement would result in a default under the Company's senior secured credit facilities under the existing cross-default and cross-acceleration provisions set forth in those senior secured credit facilities. Please tell us if HoldCo made the $20 million payment by June 17, 2009.

Part II
Exhibits

39.   We note that the company has not filed several exhibits, such as the underwriting agreement and legality opinion. We review and frequently comment on these exhibits. Please allow sufficient time for us to do so.

40.   Exhibits 4.7, 4.13, and 10.1 refer to several exhibits which do not appear to have been filed with your agreements. Please revise to file all schedules, exhibits, and attachments associated with this, or any other, material agreement.

Form 8-K, filed August 17, 2009

41.   We note that your Form 8-K includes two press releases made on August 14,
        2009. One announces the filing of your registration statement and another
        announcing your intended private placement of notes. The proceeds of these
        offerings will be used to repay or redeem existing debt, including your 7.25%
        Senior Notes due June 15, 2010. Please provide us with your analysis supporting
        your ability to conduct a concurrent private placement. Refer to Securities Act
        Release No 8828 (Aug. 10, 2007).

42.   We note that the company plans to conduct a private debt offering with the
        proceeds going to pay down existing debt. This offering appears likely to alter
        the company's near-term liquidity and interest expense payments going forward.
        Currently this offering is not referenced in your Form S-1 with the exception of a
        financial statement footnote on page F-12. Please advise us how the company
        plans to disclose the fact and terms of its private offering in its Form S-1. In this
        regard please also clarify whether the company anticipates receiving the proceeds
        and otherwise closing on the private placement prior to requesting acceleration of
        the S-1.

43.   Your press release indicates that it is issued pursuant to rule 135c under the
        Securities Act. The cover page of your Form 10-K indicates that you are not
        required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Rule
        135c, by its terms, is available only to issues who are required to file reports.
        Please advise.

Form 8-K, filed March 24, 2009

Exhibit 4.15

44.   Please revise your document to address Section 3.8 "Optional Redemption upon
        Equity Offerings" and any similar provisions in this, or other indentures, as they
        relate to your plans to repay existing debt. Alternatively, advise why no
        additional disclosure is warranted.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc.   Jonathan Layne, Esq.
        (310) 552-7053